SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is an unofficial translation of the Company's report to the Israel Securities Authority, dated December 26, 2010.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ------------------
                                          Name: Eran Rotem
                                          Title: Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Name: Hanoch Zlotnik
                                          Title: Treasurer

Date: December 27, 2010

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


                      [UNOFFICIAL TRANSLATION FROM HEBREW]

                                   TEFRON LTD.
                                ("THE COMPANY ")


                                                               December 26, 2010

TO                                                   TO
THE SECURITIES AUTHORITY                             THE TEL-AVIV STOCK EXCHANGE
www.isa.gov.il                                       www.tase.gov.il

DEAR SIR/MADAM,

                              RE: IMMEDIATE REPORT

Further to the Immediate Reports of November 8, 2010 (reference number:
2010-01-711294) and of November 19, 2010 (reference number: 2010-01-722166)
concerning correspondence between counsel for Mr. Danny Magen, a shareholder in the Company, the Company and Mivtach Shamir Holdings Ltd. (hereinafter: "MIVTACH SHAMIR"), in connection with the Company's engagements set forth in the Company's Immediate Report of November 24, 2010 (as amended in the Immediate Report of November 29, 2010 and of December 23, 2010 (reference number:
2010-01-728055)) (hereinafter: "THE TRANSACTION"), the Company hereby wishes to update as follows:

On December 26, 2010, the Company was advised that Mr. Danny Magen had filed an originating summons with the Central Area District Court (hereinafter: "THE APPLICATION") moving the court to order, confirm and declare that a binding agreement had been concluded between Mr. Danny Magen and Mivtach Shamir under which Mr. Danny Magen had been assigned Mivtach Shamir's rights in Mivtach Shamir's planned investment in the Company's shares, within the framework of the Transaction.

It was further noted in the Application that simultaneously with the filing of the originating summons, Mr. Danny Magen was filing an application for temporary relief to prevent a disposition in the rights to be obtained by Mivtach Shamir within the framework of and in connection with the Transaction.

As at the date of this Immediate Report, the Company had yet to receive Mivtach Shamir's response to the Application.


                                                    YOURS FAITHFULLY,

                                           ERAN ROTEM, CHIEF FINANCIAL OFFICER
                                                       TEFRON LTD.